CODE OF BUSINESS CONDUCT AND ETHICS
FOR
DIRECTORS, OFFICERS AND EMPLOYEES
OF
AUGUSTA RESOURCE CORPORATION

     Augusta Resource Corporation (the “Company ”) is committed to the highest standards of legal and ethical business conduct. This Code of Business Conduct and Ethics (the “Code”) summarizes the legal, ethical and regulatory standards that the Company must follow and is a reminder to our directors, officers and employees, of the seriousness of that commitment. Compliance with this Code and high standards of business conduct is mandatory for every employee of the Company.

INTRODUCTION

     Our business is becoming increasingly complex in terms of the geographies in which we function and the laws with which we must comply. To help our directors, officers and employees understand what is expected of them and to carry out their responsibilities, we have created this Code of Business Conduct and Ethics. Raghu Reddy, our Ethics Officer will have the primary responsibility of overseeing adherence to the Code.

     This Code is not intended to be a comprehensive guide to all of our policies or to all your responsibilities under law or regulation. It provides general parameters to help you resolve the ethical and legal issues you encounter in conducting our business. Think of this Code as a guideline, or a minimum requirement, that must always be followed. If you have any questions about anything in the Code or appropriate actions in light of the Code, you may contact Raghu Reddy, the Company’s Ethics Officer or the Chairman of the Audit Committee.

     We expect each of our directors, officers and employees to read and become familiar with the ethical standards described in this Code and to affirm your agreement to adhere to these standards by signing the Compliance Certificate that appears at the end of this Code. Violations of the law, our corporate policies, or this Code may lead to disciplinary action, including dismissal.

     Certain representatives may be required to adhere to this Code and as such will be asked to execute the Compliance Certificate that appears at the end of this Code as their agreement to comply with this Code in the same manner as applicable to our directors, officers and employees.

I.      We Insist on Honest and Ethical Conduct By All of Our Directors, Officers, Employees and Other Representatives

     We have built our business based on quality employees and representatives who adhere to the very highest standards of honesty, ethics and fairness in our dealings with all of our business contacts. We place the highest value on the integrity of our directors, our officers and our employees and demand this level of integrity in all our dealings. We insist on not only ethical dealings with others, but on the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

     Fair Dealing

     Directors, officers and employees are required to deal honestly and fairly with our business partners, suppliers, competitors and other third parties.

     In our dealings with business partners, suppliers, competitors and other third parties, we:

  Prohibit bribes, kickbacks or any other form of improper payment, direct or indirect, to any representative of government, labor union, supplier or other business partner in order to obtain a contract, some other commercial benefit or government action;

  Prohibit our directors, officers and employees from accepting any bribe, kickback or improper payment from anyone;

  Prohibit gifts or favors of more than nominal value to or from our customers or suppliers;

  Limit marketing and client entertainment expenditures to those that are necessary, prudent, job-related and consistent with our policies;

  Require clear and precise communication in our contracts, our advertising, our literature, and our other public statements and seek to eliminate misstatement of fact or misleading impressions;

  Protect all proprietary data our customers or suppliers provide to us as reflected in our agreements with them; and

  Prohibit our representatives from otherwise taking unfair advantage of our customers or suppliers, or other third parties, through manipulation, concealment, abuse of privileged information or any other unfair-dealing practice.

     Conflicts of Interest; Corporate Opportunities

     Our directors, officers and employees should not be involved in any activity that creates or gives the appearance of a conflict of interest between their personal interests and the interests of the Company. In particular, without the specific permission of Raghu Reddy, our Ethics Officer or our Board of Directors (including contracts approved by our Board of Directors), no director, officer or employee, or a member of his or her family shall, unless disclosed to the Company:

  Be a consultant to, or a director, officer or employee of, or otherwise operate an outside business that:

Is in competition with our current or potential business goals and objectives;

Supplies products or services to the Company; or

Has any financial interest, including significant stock ownership, in any entity with which we do business that might create or give the appearance of a conflict of interest;

Seek or accept any personal loan or services from any entity with which we do business, except from financial institutions or service providers offering similar loans or services to third parties under similar terms in the ordinary course of their respective businesses;

Be a consultant to, or a director, officer or employee of, or otherwise operate an outside business if the demands of the outside business would interfere with the director’s, officer’s or employee’s responsibilities to us, (if in doubt, consult your supervisor or Raghu Reddy Ethics Officer);

Accept any personal loan or guarantee of obligations from the Company, except to the extent such arrangements are legally permissible; or

Conduct business on behalf of the Company with immediate family members, which include spouses, children, parents, siblings and persons sharing the same home whether or not legal relatives.

     Directors, officers, and employees must immediately notify Raghu Reddy, Ethics Officer or the Chair of our Audit Committee of the existence of any actual or potential conflict of interest. The circumstances will be reviewed for a decision on whether a conflict of interest is present, and if so, what course of action is to be taken.

     Confidentiality and Corporate Assets

     Our directors, officers and employees are entrusted with our confidential information and with the confidential information of our business partners. This information may include (1) technical or scientific information about current and future projects or endeavors, (2) business or marketing plans or projections, (3) earnings and other internal financial data, (4) personnel information, (5) lists of current, past and potential business partners and (6) other non-public information that, if disclosed, might be of use to our competitors, or harmful to our business partners. This information is our property, or the property of our business partners, and in many cases was developed at great expense. Unless authorized by written approval or required by applicable law, our directors, officers and employees shall not:

  Discuss confidential information with or in the presence of any unauthorized persons, including family members and friends;

  Use confidential information for illegitimate business purposes or for personal gain;

  Disclose confidential information to unauthorized third parties; and

  Use the Company property or resources for any personal benefit or the personal benefit of anyone else. The Company property includes, without limitation, the Company’s internet, email, and voicemail services, which should be used only for business related activities, and which may be monitored by the Company at any time without notice.

II.      We Provide Full, Fair, Accurate, Timely and Understandable Disclosure

     We are committed to providing our stockholders and investors with full, fair, accurate, timely and understandable disclosure in the reports that we file with the Securities Commissions in applicable jurisdictions. To this end, our directors, officers and employees shall:

  Not make false or misleading entries in our books and records for any reason;

  Not condone any undisclosed or unrecorded bank accounts or assets established for any purpose;

  Comply with generally accepted accounting principles at all times;

  Notify our Chief Financial Officer if there is an unreported transaction;

  Maintain a system of internal accounting controls that will provide reasonable assurances to management that all transactions are properly recorded;

  Maintain books and records that accurately and fairly reflect our transactions;

  Prohibit the establishment of any undisclosed or unrecorded funds or assets;

  Maintain a system of internal controls that will provide reasonable assurances to our management that material information about the Company is made known to management, particularly during the periods in which our periodic reports are being prepared;

  Present information in a clear and orderly manner and avoid the use of unnecessary legal and financial language in our periodic reports; and

  Not communicate to the public any nonpublic information except through, or as approved by, our Chief Financial Officer or Chief Executive Officer.

III.      We Comply With all Laws, Rules and Regulations

     We will comply with all laws and governmental regulations that are applicable to our activities, and expect all our directors, officers and employees to obey the law. Specifically, we are committed to:

  Maintaining a safe and healthy work environment;

  Promoting a workplace that is free from discrimination or harassment based on race, color, religion, sex, age, national origin, disability or other factors that are unrelated to the Company’s business interests;

  Supporting fair competition and laws prohibiting restraints of trade and other unfair trade practices;

  Conducting our activities in full compliance with all applicable environmental laws;

  Keeping the political activities of our directors, officers and employees separate from our business;

  Prohibiting any illegal payments, gifts, or gratuities to any government officials or political party;

  Prohibiting the unauthorized use, reproduction, or distribution of any third party’s trade secrets, copyrighted information or confidential information;

  Complying with all applicable securities laws or any provisions of applicable law relating to fraud against stockholders; and

  Not tolerating any behavior that could constitute securities fraud, mail fraud, bank fraud, or wire fraud.

     Our directors, officers and employees are prohibited from trading our securities while in possession of material, nonpublic (“inside”) information about the Company. Our Corporate Disclosure and Share Trading Policy describes the nature of inside information and the related restrictions on trading.

REPORTING AND EFFECT OF VIOLATIONS

     Compliance with the Code is, first and foremost, the individual responsibility of every director, officer and employee. We attempt to foster a work environment in which ethical issues and concerns may be raised and discussed with supervisors or with others without the fear of retribution. It is our responsibility to provide a system of reporting and access when you wish to report a suspected violation, or to seek counseling, and the normal chain of command cannot, for whatever reason, be used.

     Administration

     Our Board of Directors and Audit Committee have established the standards of business conduct contained in this Code and oversee compliance with this Code. They have also charged the Ethics Officer to ensure adherence to the Code. While serving in this capacity, the Ethics Officer reports directly to the Board of Directors.

     Training on this code will be included in the orientation of new employees and provided to existing directors, officers, and employees on an on-going basis. To ensure familiarity with the Code, directors, officers, and employees will be asked to read the Code and sign a Compliance Certificate annually.

     Reporting Violations and Questions

     Directors, officers, and employees must report, in person or in writing, any known or suspected violations of laws, governmental regulations or the Code, to either the Ethics Officer or the Chairman of the Audit Committee of our Board of Directors. Additionally, directors, officers, and employees may contact the Ethics Officer or the Chairman of the Audit Committee with a question or concern about the Code or a business practice. Any questions or violation reports will be addressed immediately and seriously, and can be made anonymously. If you feel uncomfortable reporting suspected violations to these individuals, you may report matters to our outside counsel. The address and telephone number of these individuals are listed under “Reporting Contacts” at the end of this Code.

     It is not sufficient to report a suspected violation of the Code to a co-worker or to any person other than one of the individuals designated above.

     Upon receipt of a complaint under the Code, the Company will investigate the complaint and will involve agencies and resources outside the Company if and/or when such outside involvement appears advisable or necessary. The report and investigation will be kept confidential to the extent consistent with the need for a thorough investigation and response and taking into consideration the Company’s disclosure obligations and requirements.

     Consequences of a Violation

     If it is determined that a director, officer or employee of the Company has violated the Code, the Company will take appropriate action including, but not limited to, disciplinary action, up to and including termination of employment. If it is determined that a non-employee (including any consultant, contractor, subcontractor, or other agent) has violated the Code, the Company will take appropriate corrective action, which could include severing the consultant, contractor, subcontractor, or agency relationship. In either event, the Company will take necessary corrective action reasonably calculated to address and to correct the alleged violation.

     We will not allow any retaliation against a director, officer or employee who acts in good faith in reporting any violation.

     The Company is committed to maintaining an environment in which people feel free to report all suspected incidents of inaccurate financial reporting or fraud. No retaliatory action will be taken against any person who reports any conduct which he or she reasonably believes may violate the Code. In addition, no retaliatory action will be taken against any individual who in good faith assists or participates in an investigation, proceeding, or hearing relating to a complaint about the Company’s auditing or financial disclosures, or who files, causes to be filed, testifies, otherwise assists in such a proceeding against the Company.

REPORTING CONTACTS

Reporting Contacts:
The Chair of our Audit Committee:
Name: Raghu Reddy, Ethics Officer	Name: John R. Brodie
Address: Suite 1040 – 4500 Cherry Creek Drive	Address: Suite 400, 837 West Hastings Street,
South, Glendale, CO, 80246	Vancouver, BC V6C 3N6

Phone: 300-300-0137	Phone: (604) 862 1517
E-mail: rreddy@augustaresource.com	E-mail: jrbcapital@telus.net

Additional Reporting Contact:

Our Outside US Counsel:

Kenneth G. Sam , Esq.
Dorsey & Whitney LLP
Brookfield Place, Canada Trust Tower
161 Bay Street, Suite 4310
Toronto, Ontario, Canada M5J 2S1
(416) 367-7373 direct
(416) 367-7371 facsimile
Denver
Republic Plaza Building, Suite 4700
370 Seventeenth Street
Denver, CO 80202-5647
(303) 629-3445 direct

E-mail: sam.kenneth@dorsey.com

Our Outside Canadian Counsel:

Josh Lewis
Fasken Martineau DuMoulin LLP
2900 - 550 Burrard Street
Vancouver, British Columbia
V6C OA3
Direct: 604-631-4853
Main: 604-631-3131
E-mail: jlewis@fasken.com

COMPLIANCE CERTIFICATE

     I have read and understand the Code of Business Conduct and Ethics (the “Code”) of Augusta Resource Corporation (the “Company”) and the Disclosure and Share Trading Policy. I will adhere in all respects to the ethical standards described in the Code. I further confirm my understanding that any violation of the Code will subject me to appropriate disciplinary action, which may include demotion or discharge.

     I certify to the Company that I am not in violation of the Code, unless I have noted such violation in a signed Statement of Exceptions attached to this Compliance Certificate.

Date:	Name:
Title/Position:

Check one of the following:

[ ]	A Statement of Exceptions is attached.

[ ]	No Statement of Exceptions is attached.